                                                                    Exhibit 99.1


                                VIVENDI UNIVERSAL
               Societe Anonyme with capital of 5,971,217,208 euros
           Head office: 42 avenue de Friedland - 75 380 PARIS CEDEX 08
                           R.C.S. Paris B 343 134 763
                    Fiscal year: January 1st to December 31st

                               -------------------

                              CONSOLIDATED REVENUES
                              AS OF SEPTEMBER 30TH

            (In millions of euros)              2001          2000
                                               ------       -------
            MUSIC

            1st quarter                         1,446            --
            2nd quarter                         1,540            --
            3rd quarter                         1,459            --
                                               ------       -------
            TOTAL                               4,445            --
                                               ======       =======

            PUBLISHING

            1st quarter                           817           741
            2nd quarter                           794           884
            3rd quarter                         1,401           796
                                               ------       -------
            TOTAL                               3,012         2,421
                                               ======       =======

            TV & FILM

            1st quarter                         2,077           965
            2nd quarter                         2,248           987
            3rd quarter                         2,324         1,009
                                               ------       -------
            TOTAL                               6,649         2,961
                                               ======       =======

            TELECOMS

            1st quarter                         1,495         1,153
            2nd quarter                         1,983         1,312
            3rd quarter                         2,073         1,468
                                               ------       -------
            TOTAL                               5,550         3,933
                                               ======       =======

            INTERNET

            1st quarter                            19             2
            2nd quarter                            27            13
            3rd quarter                            34            10
                                               ------       -------
            TOTAL                                  80            25
                                               ======       =======

            HOLDING & CORPORATE

            1st quarter                            --             2
            2nd quarter                            --            (2)
            3rd quarter                            --            --
                                               ------       -------
            TOTAL                                  --            --
                                               ======       =======

            TOTAL MEDIA & COMMUNICATIONS       19,736         9,340
                                               ======       =======

            ENVIRONMENTAL SERVICES

            1st quarter                         6,684         6,051
            2nd quarter                         7,256         6,476
            3rd quarter                         7,254         6,493
                                               ------       -------
            TOTAL                              21,194        19,020
                                               ======       =======


             "NON CORE" (1)

            1st quarter                            50           445
            2nd quarter                             7           385
            3rd quarter                            23           234
                                               ------       -------
            TOTAL                                  80         1,064
                                               ======       =======

            TOTAL VIVENDI UNIVERSAL

            1st quarter                        12,588         9,359
            2nd quarter                        13,854        10,055
            3rd quarter                        14,568        10,010
                                               ------       -------
            TOTAL                              41,010        29,424
                                               ======       =======

(1) Includes Sithe Energies in 2000.